SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
August 26, 2005
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 26, 2005

SCOR (Registrant)

By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release of August 23, 2005
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The SCOR Group opens a representative office in India, a high-potential market
The SCOR Group has obtained permission from the Indian regulatory authority (IRDA) to open a representative office in India, with a view to strengthening and developing its activities in the Non-Life reinsurance field. The SCOR Group believes that the Indian insurance market will continue to expand rapidly, and wishes to contribute to this expansion by bringing its reinsurance skills and risk analysis expertise to the market.
The opening of this Indian office, in Mumbai, forms part of SCOR’s strategic development plans for rapidly growing markets on the Indian sub-continent and in the Asia-Pacific region. The Group expects to increase its written premiums on the Indian market by 20% from 2005. Mr. Santhana Gopalan has been appointed Manager of this representative office.
Asia-Pacific and the Indian subcontinent currently represent one fifth of Non-Life reinsurance premiums collected by the SCOR Group. SCOR currently has seven subsidiaries and representative offices on these markets in Singapore, Hong Kong, Tokyo, Seoul, Sydney, Labuan (Malaysia) and Beijing.
Mr. Santhana Gopalan, 54, is a chemical engineer by training. He previously held various positions at ARIG, which enabled him to gain a wide experience in both Facultative and Treaty underwriting, mainly on the Middle Eastern and Indian subcontinent markets. Mr. Gopalan was appointed Deputy General Manager of ARIG in 1997, and was responsible for underwriting and claims.
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2005 Timetable
First half year results 2005	1 September 2005
Third quarter results 2005	3 November 2005
Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.